FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Intersects Additional High-Grade Mineralization Across the Island Gold Deposit and Adjacent to Multiple Nearby Past-Producing Mines

Toronto, Ontario (June 24, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground and surface drilling at the Island Gold Mine. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. Additionally, the regional exploration program has been successful in intersecting high-grade gold mineralization at the past-producing Cline-Pick and Edwards mines, located seven kilometres from the Magino Mill.
"Island Gold’s Mineral Reserve base has increased for 12 consecutive years. Our ongoing exploration success across the extent of the deposit, as well as within the hanging wall and footwall continues to support our expectation this tremendous pace of growth will continue. This growth highlights the significant near-term upside opportunities we expect to incorporate into the Island Gold District Expansion Study which we expect to release later this year. Additionally, the high-grades being intersected within the nearby Cline-Pick and Edwards past producing mines, highlight the longer-term opportunities for further growth through multiple sources of higher-grade ore feeding a potential larger expansion of the Magino mill,” said John A. McCluskey, President and Chief Executive Officer.
Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include1:
•Island West (C-Zone)
•21.58 g/t Au (21.58 g/t cut) over 5.07 m (1025-503-05);
•14.81 g/t Au (14.81 g/t cut) over 2.02 m (1025-503-08); and
•13.92 g/t Au (13.92 g/t cut) over 3.15 m (1025-497-22).
•Island East (E1E-Zone)
•15.87 g/t Au (15.87 g/t cut) over 2.72 m (945-624-83).
Island Gold Hanging Wall and Footwall exploration highlights: high-grade gold mineralization intersected within new and recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent significant opportunities to continue to grow near mine Mineral Reserves and Resources which are low-cost to develop, given their proximity to existing infrastructure. New highlights include1:
•Island West Hanging Wall and Footwall Zones
B Zone
•37.26 g/t Au (14.88 g/t cut) over 2.86 m (850-472-38).

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NS1 Zone
•11.66 g/t Au (11.66 g/t cut) over 9.37 m (850-472-32); and
•33.33 g/t Au (28.09 g/t cut) over 2.83 m (850-472-23).
NS2 Zone: growing parallel structure, 200 m east of NS1 Zone
•64.85 g/t Au (12.52 g/t cut) over 2.09 m (1025-503-03); and
•11.89 g/t Au (11.89 g/t cut) over 2.20 m (1025-503-02).
•Island East Footwall Zones
E1D Zone
•21.42 g/t Au (21.42 g/t cut) over 4.00 m (945-624-73).
E1D1 Zone
•86.36 g/t Au (50.87 g/t cut) over 2.01 m (945-624-79); and
•18.94 g/t Au (18.94 g/t cut) over 2.10 m (945-624-83).
NTH Zone
•191.26 g/t Au (14.14 g/t cut) over 2.10 m (620-619-10); and
•28.12 g/t Au (7.72 g/t cut) over 2.78 m (620-619-11).
Other Hanging Wall and Footwall intersections within yet to be defined zones (Unknown Zones): drilling continues to intersect high-grade mineralization beyond currently defined zones and in proximity to existing underground infrastructure. This includes drill hole 1025-503-12 (86.23 g/t Au over 2.15 m), located 45 m south of the main C-Zone in Island West. These are part of more than 1,500 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall. Through additional drilling, there is excellent potential to define additional new zones supporting significant growth in near-mine Mineral Reserves and Resources. New highlights include2:
Footwall
•43.75 g/t Au over 2.05 m (1065-619-05);
•84.52 g/t Au over 0.95 m (1130-610-19);
•18.56 g/t Au over 4.10 m (850-472-16);
•23.29 g/t Au over 2.00 m (1025-503-07); and
•10.89 g/t Au over 4.20 m (890-461-50).
Hanging Wall
•86.23 g/t Au over 2.15 m (1025-503-12);
•10.20 g/t Au over 12.00 m (850-472-26);
•23.37 g/t Au over 5.10 m (890-461-51);
•51.60 g/t Au over 2.20 m (1025-503-02);
•53.04 g/t Au over 2.13 m (850-472-29);

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•17.59 g/t Au over 4.40 m (890-461-14);
•12.68 g/t Au over 5.50 m (890-461-43); and
•20.18 g/t Au over 3.05 m (850-470-05).
Island Gold East delineation and definition drilling highlights: Ongoing surface and underground delineation drilling is focused on the conversion of a significant portion of the large Mineral Resource base which is expected to be incorporated into an Expansion Study to be released in the fourth quarter of 2025. Drilling from the 945, 1065, 1130, and 1160-levels has continued to define wider, higher-grade zones over a 150 m by 250 m area within the Island Main structure. New highlights include1:
•83.02 g/t Au (28.30 g/t cut) over 5.57 m (1160-625-11);
•55.63 g/t Au (40.28 g/t cut) over 6.36 m (1160-625-11);
•60.81 g/t Au (41.21 g/t cut) over 5.09 m (945-623-05);
•31.44 g/t Au (24.03 g/t cut) over 8.27 m (1130-610-18);
•43.36 g/t Au (42.58 g/t cut) over 5.97 m (1160-625-02);
•22.83 g/t Au (13.75 g/t cut) over 10.78 m (945-624-73);
•31.46 g/t Au (26.08 g/t cut) over 7.33 m (1130-610-01);
•7.23 g/t Au (7.23 g/t cut) over 31.63 m (1160-625-03); and
•23.80 g/t Au (16.04 g/t cut) over 6.31 m (1130-610-06).
1 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 230 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; B Zone @ 120 g/t Au; E1D, NS1 Zone and NTH4 @ 100 g/t Au; E1D1 zone @ 90 g/t Au; NS2, NTH and NTH2 zone @ 35 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
Regional drilling within the past producing Cline-Pick and Edwards Mines has extended high-grade gold mineralization beyond the extent of previous mining. All three deposits are within seven kilometres of the Magino mill and are being targeted as potential sources of additional higher-grade mill feed within a larger expansion. New highlights include3 :
Cline-Pick Mines:
•8.22 g/t Au over 21.13 m (24IGX087), including:
◦82.54 g/t Au over 1.57 m; and
◦11.25 g/t Au over 1.48 m.
•19.22 g/t Au over 4.65 m (25IGX102), including:
◦34.19 g/t Au over 2.59 m.
•18.83 g/t Au over 4.29 m (25IGX108), including:
◦82.30 g/t Au over 0.81 m.
•41.01 g/t Au over 1.55 m (24IGX095), including:
◦68.90 g/t Au over 0.91 m.
•8.00 g/t Au over 6.46 m (24IGX085), including:

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◦132.50 g/t Au over 0.30 m.
Edwards Mine:
•55.95 g/t Au over 2.12 m (24IGX089), including:
◦131.00 g/t Au over 0.87 m
3 All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.
New highlight intercepts can be found in Tables 1, 2, and 3, and in Figures 1, 2, 3, and 4 at the end of this news release.
2025 Exploration Drilling Program
A total of $27 million is budgeted for exploration at the Island Gold District in 2025, up from $20 million spent in 2024. The exploration program will build on the success from 2024, with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall. This drove another significant increase in Mineral Reserves and Resources, marking the ninth consecutive year.
Given ongoing exploration success and with the deposit open laterally and at depth, and some of the best intercepts ever drilled at Island Gold located within the lower portion of Island East, there is excellent potential for further growth in Mineral Reserves and Resources. The discovery cost of the high-grade Mineral Resource additions averaged an attractive $13 per ounce in 2024, and $13 per ounce over the past five years.
Following up on this success, a total of 41,500 m of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. Additionally, 18,000 m of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m. Included within sustaining capital, 30,800 m of underground delineation drilling is planned and focused on the conversion of the large Mineral Resource base to Mineral Reserves.
Magino’s exploration program has been incorporated into the broader Island Gold District budget which totals $27 million. The focus in 2025 will be expanding mineralization to the east of the pit which was previously constrained by the border with Island Gold prior to the acquisition. Included within 2025 sustaining capital guidance is 18,000 m of surface delineation drilling planned at Magino. The focus of the delineation drilling is the conversion of the large Mineral Resource base to Mineral Reserves.
The regional exploration program at the Island Gold District includes 10,000 m of surface drilling, consistent with the 2024 program. The focus will be following up on high-grade mineralization intersected at the Cline-Pick and Edwards deposits located approximately seven kilometres northeast of the Island Gold mine. Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone.
Island West
Underground Exploration Drilling
High-grade gold mineralization further extended outside of existing Mineral Reserves and Resources in the middle portion of Island West. Drilling is being conducted from the 1025-level, between vertical depths of 900 m and 1,300 m.

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New highlights in the C-Zone include (Figure 1, Table 1) 1:
•Island West (C-Zone)
•21.58 g/t Au (21.58 g/t cut) over 5.07 m (1025-503-05);
•13.92 g/t Au (13.92 g/t cut) over 3.15 m (1025-497-22); and
•14.81 g/t Au (14.81 g/t cut) over 2.02 m (1025-503-08).
Island West Hanging Wall Zones
In addition to testing the main Island Gold structure (C-Zone), underground exploration drilling continued to target high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 850 and 1025-levels.
NS1 and NS2 Hanging Wall Zones
The NS1 zone is a northwest-striking structure with a high-angle orientation relative to the C-Zone that was discovered in early 2023. The first stopes were mined from the NS1 zone during the second half of 2023 and it continues to be actively mined, highlighting the near-term opportunities within these hanging wall and footwall zones.
The NS2 zone is a sub-parallel, northwest-striking structure discovered in 2024, 200 m east of the NS1 zone. To date, this zone has been defined over a vertical extent of 300 m, and an average strike of 100 m. Recent drilling suggests that the vertical extent could extend to at least 400 m.
In addition, as highlighted in the January 13, 2025 exploration update, several other north-striking high-angle structures have been identified across the deposit from reinterpretation of historical hanging wall drilling. These structures will be further evaluated as underground exploration drilling advances.
New highlights from the Island West Hanging Wall zones include1 (Figure 2, Table 1):
•Island West Hanging Wall and Footwall Zones
B Zone
•37.26 g/t Au (14.88 g/t cut) over 2.86 m (850-472-38).
NS1 Zone:
•11.66 g/t Au (11.66 g/t cut) over 9.37 m (850-472-32); and
•33.33 g/t Au (28.09 g/t cut) over 2.83 m (850-472-23).
NS2 Zone: expanding a new structure parallel and 200 m east of NS1 Zone
•64.85 g/t Au (12.52 g/t cut) over 2.09 m (1025-503-03); and
•11.89 g/t Au (11.89 g/t cut) over 2.20 m (1025-503-02).

Island East
Underground Exploration Drilling
Underground drilling continues to extend high-grade gold mineralization outside of Mineral Reserves and Resources in upper to middle portions of Island East.

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New highlights in the E1E-Zone include (Figure 1, Table 1):
•Island East (E1E-Zone)
•15.87 g/t Au (15.87 g/t cut) over 2.72 m (945-624-83).
Underground Delineation Drilling
Island Gold East delineation and definition drilling highlights: ongoing drilling focused on the conversion of Mineral Resources to Mineral Reserves from the 945, 1065, 1130, and 1160-levels has defined wider, higher-grade zones over a 150 m by 250 m area within the Island Main structure. Ongoing surface and underground delineation drilling is focused on the conversion of a significant portion of the large Mineral Resource base which is expected to be incorporated into an Expansion Study to be released in the fourth quarter of 2025. New highlights include1:
•83.02 g/t Au (28.30 g/t cut) over 5.57 m (1160-625-11);
•55.63 g/t Au (40.28 g/t cut) over 6.36 m (1160-625-11);
•60.81 g/t Au (41.21 g/t cut) over 5.09 m (945-623-05);
•31.44 g/t Au (24.03 g/t cut) over 8.27 m (1130-610-18);
•43.36 g/t Au (42.58 g/t cut) over 5.97 m (1160-625-02);
•22.83 g/t Au (13.75 g/t cut) over 10.78 m (945-624-73);
•31.46 g/t Au (26.08 g/t cut) over 7.33 m (1130-610-01);
•7.23 g/t Au (7.23 g/t cut) over 31.63 m (1160-625-03);
•23.80 g/t Au (16.04 g/t cut) over 6.31 m (1130-610-06);
•12.16 g/t Au (12.16 g/t cut) over 12.06 m (1065-619-03);
•31.11 g/t Au (24.03 g/t cut) over 4.31 m (1130-610-11);
•14.20 g/t Au (14.20 g/t cut) over 7.04 m (1065-619-06);
•11.18 g/t Au (11.18 g/t cut) over 8.17 m (1065-619-04);
•16.59 g/t Au (16.59 g/t cut) over 5.39 m (1160-625-16);
•19.61 g/t Au (19.61 g/t cut) over 4.22 m (1130-610-02);
•11.42 g/t Au (11.42 g/t cut) over 6.74 m (1065-619-05);
•7.34 g/t Au (7.34 g/t cut) over 9.85 m (1130-610-09);
•11.40 g/t Au (11.40 g/t cut) over 5.28 m (1130-610-10); and
•12.60 g/t Au (12.60 g/t cut) over 4.25 m (945-623-07).

Island East Footwall Zones
Underground exploration drilling continues to target and expand high-grade gold mineralization in structures in the footwall from the 620 and 945-levels that were defined and included in year-end 2024 Mineral Reserves and Resources. Ongoing drilling in 2025 continues to confirm the continuity and extend high-grade gold mineralization within the E1D, E1D1, and NTH zones, located between 10 m and 60 m from the E1E-Zone.

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New highlights from the Island East Footwall zones include1 (Figure 2, Table 1):
•Island East Footwall Zones
E1D Zone
•21.42 g/t Au (21.42 g/t cut) over 4.00 m (945-624-73).
E1D1 Zone
•86.36 g/t Au (50.87 g/t cut) over 2.01 m (945-624-79); and
•18.94 g/t Au (18.94 g/t cut) over 2.10 m (945-624-83).
NTH Zone
•191.26 g/t Au (14.14 g/t cut) over 2.10 m (620-619-10); and
•28.12 g/t Au (7.72 g/t cut) over 2.78 m (620-619-11).
As with the hanging wall and footwall zones in Island West, these footwall zones in Island East highlight the potential to add high-grade Mineral Reserves and Resources in proximity to existing production horizons and infrastructure which would be low-cost to develop and mine.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of a growing number of sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground development advances, these sub-parallel hanging wall and footwall structures can be targeted and defined with step-out drilling from underground drill platforms.
These zones, and other targets within the hanging wall and footwall, represent significant opportunities to continue defining additional high-grade Mineral Reserves and Resources in proximity to existing underground infrastructure. These zones continue to enhance the ounce per vertical metre profile and provide additional operational flexibility with multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity are not yet established (“Unknown Zone”). These are part of more than 1,500 intersections above 3 g/t Au within recently defined and yet to be defined zones in the hanging wall and footwall. These intersections are outside of existing Mineral Reserves and Resources, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas.
New highlights include2 (Table 1):
Footwall
•43.75 g/t Au over 2.05 m (1065-619-05);
•84.52 g/t Au over 0.95 m (1130-610-19);
•18.56 g/t Au over 4.10 m (850-472-16);
•23.29 g/t Au over 2.00 m (1025-503-07);
•10.89 g/t Au over 4.20 m (890-461-50); and
•13.50 g/t Au over 2.25 m (850-472-16).
Hanging Wall

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•86.23 g/t Au over 2.15 m (1025-503-12);
•10.20 g/t Au over 12.00 m (850-472-26);
•23.37 g/t Au over 5.10 m (890-461-51);
•51.60 g/t Au over 2.20 m (1025-503-02);
•53.04 g/t Au over 2.13 m (850-472-29);
•17.59 g/t Au over 4.40 m (890-461-14);
•12.68 g/t Au over 5.50 m (890-461-43);
•20.18 g/t Au over 3.05 m (850-470-05);
•15.39 g/t Au over 3.50 m (850-472-20);
•24.26 g/t Au over 2.20 m (945-623-03);
•14.93 g/t Au over 2.55 m (850-472-29); and
•13.28 g/t Au over 2.35 m (850-482-01).
1 All reported composite intervals are calculated true width of the mineralized zones. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 230 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; B Zone @ 120 g/t Au; E1D, NS1 Zone and NTH4 @ 100 g/t Au; E1D1 zone @ 90 g/t Au; NS2, NTH and NTH2 zone @ 35 g/t Au.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
Regional Exploration: Cline-Pick and Edwards Mines
The Cline-Pick and Edwards mines are located seven kilometres by road northeast of the Magino Mill. Alamos acquired these past-producing mines in 2020 as part of its consolidation of the northeastern segment of the Michipicoten Greenstone Belt with the acquisition of Trillium Mining Corp.
Historic interest in the area dates to 1918 with Cline Lake Gold Mines Ltd & O’Brien Gold Mining Ltd developing underground from the Shaft 3 and 4 areas (Figure 3 and 4). Shaft 4 was the focus of mining operations between 1938-1942 producing 63,328 oz Au (300,981 tonnes @ 6.55 g/t Au). The property remained inactive until Pick Mines Ltd. acquired the property in 1959 and continued lateral development from Shaft 3. No production resulted from the Pick Mines period with the property reverting to the Crown in 1974. The Pick property was closed to staking until the early 1980’s with it changing ownership multiple times until being acquired by Alamos in 2020.
At Edwards, interest dates to 1924 with Peter Edwards staking the original claims that are optioned a year later by Hollinger Gold Mines. The main historic Shaft 1 was sunk and mining operations commenced from 1933-1937 producing 435 oz Au (1,426 tonnes @ 10.6 g/t Au). Property ownership changed multiple times until 1996, when River Gold Mines in partnership with VenCan Gold Corporation developed a portal/decline to the south-west of Shaft 1 and mined two ore shoots to the 280 m level. Production continued until gold prices fell in 2001, forcing the closure of the mine. During this period, the Edwards mine produced 140,000 oz. Au (387,000 tonnes @ 11.2 g/t Au). The Edwards property was bought by Strike Minerals Inc. in 2002 and throughout their ownership they were able to develop exploration drifts to the North at the 60m and 90m levels at Edwards Shaft. There has been no further production on the Edwards Mine since its closure.

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Since then, detailed historical data compilation, historic mine working digitization, and geological modelling has been completed which has supported exploration targeting within the larger gold system without the limitations of mineral tenure boundaries.
A total of 14,688 m across 44 holes were completed by Alamos at Cline-Pick and Edwards between 2023 and 2025 as part of the regional drilling program (in addition to 4 abandoned holes). Assays are pending for 9 of the 44 drill holes.
This drilling has expanded high-grade gold mineralization beyond the extent of historic mining. Extension of high-grade gold mineralization at these historic mines represent potential future sources of additional ore within a larger expansion of the Magino mill. New highlights include3:
Cline-Pick Mines:
•8.22 g/t Au over 21.13 m (24IGX087), including:
◦82.54 g/t Au over 1.57 m; and
◦11.25 g/t Au over 1.48 m.
•19.22 g/t Au over 4.65 m (25IGX102), including:
◦34.19 g/t Au over 2.59 m.
•18.83 g/t Au over 4.29 m (25IGX108), including:
◦82.30 g/t Au over 0.81 m; and
◦14.35 g/t Au over 0.95 m.
•41.01 g/t Au over 1.55 m (24IGX095), including:
◦68.90 g/t Au over 0.91 m.
•8.00 g/t Au over 6.46 m (24IGX085), including:
◦132.50 g/t Au over 0.30 m.
•5.65 g/t Au over 5.40 m (24IGX096A), including:
◦51.10 g/t Au over 0.55 m.
•23.66 g/t Au over 1.38 m (25IGX109), including:
◦54.40 g/t Au over 0.57 m.
•4.95 g/t Au over 7.34 m (24IGX085), including:
◦11.93 g/t Au over 0.99 m; and
◦33.90 g/t Au over 0.55 m.
•13.16 g/t Au over 1.77 m (24IGX101), including:
◦62.90 g/t Au over 0.34 m.
Edwards Mine:
•55.95 g/t Au over 2.12 m (24IGX089), including:
◦131.00 g/t Au over 0.87 m.
•36.80 g/t Au over 0.40 m (24IGX088);
•32.00 g/t Au over 0.43 m (24IGX088);
•31.20 g/t Au over 0.45 m (24IGX088); and

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•13.60 g/t Au over 0.60 m (24IGX088).
3 All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.
Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Geology Superintendent at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. Exploration core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. Approximately 20% of all delineation core is cut and stored, and the entire core sample is sent for analysis on all definition programs.
The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT and Actlabs laboratories, and regional samples are delivered to ALS laboratory, all located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT, Actlabs and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).

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About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, the Island Gold District Expansion Study, the expansion of the Magino mill, and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic which may impact the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary Note regarding non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s Management’s Discussion and Analysis available at www.alamosgold.com.

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground and Surface Mine Exploration Drilling
Composite intervals greater than 3 g/t Au weighted average.
Capping values: Island West (C-zone) and Island Main @ 230 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; B Zone @ 120 g/t Au; E1D, NS1 Zone and NTH4 @ 100 g/t Au; E1D1 zone @ 90 g/t Au; NS2, NTH and NTH2 zone @ 35 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
850-472-38	B	Island West Hanging Wall	168.10	173.95	5.85	2.86	37.26	14.88	990
850-472-22	B	Island West Hanging Wall	117.00	119.70	2.70	2.65	5.11	5.11	888
1025-503-05	C	Island West	279.60	290.00	10.40	5.07	21.58	21.58	1190
1025-503-08	C	Island West	306.90	309.40	2.50	2.02	14.81	14.81	1222
1025-497-22	C	Island West	153.30	157.20	3.90	3.15	13.92	13.92	1029
1025-503-31	C	Island West	276.30	280.05	3.75	2.11	7.60	7.60	1185
1025-503-07	C	Island West	293.35	299.50	6.15	2.07	7.35	7.35	1209
1025-503-04	C	Island West	158.80	162.00	3.20	3.11	6.91	6.91	953
850-470-06	C	Island West	173.00	178.50	5.50	3.92	5.37	5.37	860
945-624-73	E1D	Island East Footwall	380.50	385.50	5.00	4.00	21.42	21.42	1263
945-624-73	E1D	Island East Footwall	364.35	369.65	5.30	3.44	7.78	6.37	1248
945-624-79	E1D1	Island East Footwall	414.66	418.70	4.04	2.01	86.36	50.87	1318
945-624-83	E1D1	Island East Footwall	245.00	248.00	3.00	2.10	18.94	18.94	1083
945-624-83	E1E	Island East	230.60	234.00	3.40	2.72	15.87	15.87	1073
540-578-25	E1E	Island East	53.65	56.05	2.40	2.00	8.29	8.29	531
540-578-21	E1E	Island East	61.15	64.00	2.85	2.22	4.67	4.67	517
1130-610-19	E1E	Island East	50.60	53.00	2.40	2.30	4.50	4.50	1087
540-578-18	E1E	Island East	80.40	83.70	3.30	2.25	3.40	3.40	571
1130-610-03	E1E	Island East	48.37	51.00	2.63	2.41	3.19	3.19	1088
1130-610-03	E1E	Island East	39.50	44.47	4.97	4.71	3.10	3.10	1091
540-578-24	E1E	Island East	72.50	79.50	7.00	2.65	3.10	3.10	558
850-472-23	NS1	Island West Hanging Wall	117.20	120.75	3.55	2.83	33.33	28.09	926
850-472-32	NS1	Island West Hanging Wall	109.90	119.75	9.85	9.37	11.66	11.66	905
1025-503-03	NS2	Island West Hanging Wall	259.00	262.00	3.00	2.09	64.85	12.52	879
1025-503-02	NS2	Island West Hanging Wall	206.60	209.30	2.70	2.20	11.89	11.89	939
1025-503-04	NS2	Island West Hanging Wall	257.50	260.50	3.00	2.10	8.90	8.90	915
620-619-10	NTH	Island East Footwall	161.05	164.60	3.55	2.10	191.26	14.14	681
620-619-11	NTH	Island East Footwall	154.90	157.90	3.00	2.78	28.12	7.72	689
620-619-19	NTH2	Island East Footwall	80.20	83.00	2.80	2.62	5.23	5.23	564
620-619-02	NTH2	Island East Footwall	16.55	18.85	2.30	2.12	4.88	4.88	607
620-619-13	NTH2	Island East Footwall	14.00	16.20	2.20	2.14	3.52	3.52	603
620-619-12	NTH4	Island East Footwall	195.10	197.65	2.55	2.07	8.54	8.54	732
1025-503-12	Unknown	Island West Hanging Wall	298.85	301.00	2.15		86.23		1167
1130-610-19	Unknown	Island East Footwall	29.55	30.50	0.95		84.52		1097
850-472-29	Unknown	Island West Hanging Wall	190.87	193.00	2.13		53.04		1028
1025-503-02	Unknown	Island West Hanging Wall	230.10	232.30	2.20		51.60		930

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
1065-619-05	Unknown	Island East Footwall	81.70	83.75	2.05		43.75		1059
945-623-03	Unknown	Island East Hanging Wall	155.30	157.50	2.20		24.26		950
890-461-51	Unknown	Island West Hanging Wall	160.40	165.50	5.10		23.37		902
1025-503-07	Unknown	Island West Footwall	399.00	401.00	2.00		23.29		1291
850-470-05	Unknown	Island West Hanging Wall	103.40	106.45	3.05		20.18		950
850-472-16	Unknown	Island West Footwall	142.90	147.00	4.10		18.56		955
890-461-14	Unknown	Island West Hanging Wall	183.90	188.30	4.40		17.59		968
850-472-20	Unknown	Island West Hanging Wall	144.00	147.50	3.50		15.39		923
850-472-29	Unknown	Island West Hanging Wall	181.45	184.00	2.55		14.93		1019
850-472-16	Unknown	Island West Footwall	162.30	164.55	2.25		13.50		969
850-482-01	Unknown	Island West Hanging Wall	496.00	498.35	2.35		13.28		761
890-461-43	Unknown	Island West Hanging Wall	101.40	106.90	5.50		12.68		892
1025-503-18	Unknown	Island West Footwall	71.45	73.00	1.55		11.68		1043
850-472-01	Unknown	Island West Footwall	157.00	159.00	2.00		11.12		969
890-461-50	Unknown	Island West Footwall	51.50	55.70	4.20		10.89		866
850-472-26	Unknown	Island West Hanging Wall	180.00	192.00	12.00		10.20		1018
1025-503-04	Unknown	Island West Hanging Wall	242.50	244.60	2.10		10.18		922
850-472-31	Unknown	Island West Footwall	163.35	170.60	7.25		9.29		960
1025-503-07	Unknown	Island West Hanging Wall	173.60	176.00	2.40		8.65		1119
850-470-05	Unknown	Island West Footwall	146.00	148.00	2.00		8.33		989
540-578-21	Unknown	Island East Footwall	17.50	20.50	3.00		7.74		528
850-472-27	Unknown	Island West Hanging Wall	95.70	97.75	2.05		7.35		937
850-472-25	Unknown	Island West Hanging Wall	150.00	153.00	3.00		7.31		973
850-470-06	Unknown	Island West Footwall	76.00	78.40	2.40		7.18		854
540-578-22	Unknown	Island East Footwall	27.30	29.80	2.50		6.85		527
1025-503-07	Unknown	Island West Hanging Wall	370.50	372.50	2.00		6.52		1268
850-472-07	Unknown	Island West Hanging Wall	104.30	106.90	2.60		6.45		943
850-472-27	Unknown	Island West Hanging Wall	155.35	157.35	2.00		6.22		992
945-624-61	Unknown	Island East Footwall	364.50	368.06	3.56		5.91		1280
850-470-06	Unknown	Island West Hanging Wall	197.60	200.00	2.40		5.88		861
850-472-14	Unknown	Island West Footwall	164.20	167.45	3.25		5.80		929
540-578-07	Unknown	Island East Footwall	91.45	93.60	2.15		5.36		576
MH39-06	Unknown	Island East Footwall	1573.80	1575.70	1.90		5.24		1488
620-619-12	Unknown	Island East Footwall	129.40	131.35	1.95		5.11		685
620-619-13	Unknown	Island East Footwall	244.00	246.30	2.30		5.10		781
850-472-05	Unknown	Island West Footwall	321.40	323.40	2.00		4.79		1161
620-619-10	Unknown	Island East Footwall	132.65	134.65	2.00		4.77		665
890-461-50	Unknown	Island West Hanging Wall	145.80	148.80	3.00		4.52		868
890-461-31	Unknown	Island West Hanging Wall	236.00	238.40	2.40		4.43		1028
850-472-15	Unknown	Island West Footwall	200.85	205.70	4.85		4.10		969
1025-503-04	Unknown	Island West Hanging Wall	311.60	315.50	3.90		3.18		889
540-578-10	Unknown	Island East Footwall	17.10	19.05	1.95		3.04		539

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation Drilling
Composite intervals greater than 50 gram*metre.
Capping values: Island Main and East (E1E Zone) @ 185 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
1065-619-03	E1E	Island East	66.75	79.3	12.55	12.06	12.16	12.16	1039
1065-619-04	E1E	Island East	90	100	10	8.17	11.18	11.18	1065
1065-619-05	E1E	Island East	98.95	107.55	8.6	6.74	11.42	11.42	1063
1065-619-06	E1E	Island East	69.3	76.85	7.55	7.04	14.2	14.2	1038
1130-610-01	E1E	Island East	62.5	71.43	8.93	7.33	31.46	26.08	1130
1130-610-02	E1E	Island East	54.28	59.55	5.27	4.22	19.61	19.61	1089
1130-610-06	E1E	Island East	64	74.35	10.35	6.31	23.8	16.04	1133
1130-610-09	E1E	Island East	70.5	93	22.5	9.85	7.34	7.34	1163
1130-610-10	E1E	Island East	103.5	111.5	8	5.28	11.4	11.4	1159
1130-610-11	E1E	Island East	90.8	98.35	7.55	4.31	31.11	24.03	1163
1130-610-17	E1E	Island East	78.7	87.3	8.6	5.61	6.32	6.32	1144
1130-610-18	E1E	Island East	84.55	100	15.45	8.27	31.44	24.03	1164
1160-625-02	E1E	Island East	148	158.75	10.75	5.97	43.36	42.58	1209
1160-625-03	E1E	Island East	111.86	171.4	59.54	31.63	7.23	7.23	1208
1160-625-10	E1E	Island East	131	143	12	6.67	4.32	4.32	1206
1160-625-11	E1E	Island East	139	148.4	9.4	6.36	55.63	40.28	1216
1160-625-11	E1E	Island East	157.9	167.1	9.2	5.57	83.02	28.3	1228
1160-625-16	E1E	Island East	90.7	99.8	9.1	5.39	16.59	16.59	1180
1160-625-17	E1E	Island East	89.8	105.15	15.35	7.28	4.29	4.29	1188
1160-625-17	E1E	Island East	129	169	40	18.87	3.7	3.7	1218
945-623-05	E1E	Island East	112.5	118.65	6.15	5.09	60.81	41.21	1008
945-623-07	E1E	Island East	133.2	140.3	7.1	4.25	12.6	12.6	889
945-624-73	E1E	Island East	315.5	332.25	16.75	10.78	22.83	13.75	1208

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Island Gold Regional Exploration – Previously Unreleased Select Composite Intervals from 2023-2025 Surface Exploration Drilling at Cline-Pick and Edwards.
Composite intervals greater than 3 g/t Au weighted average
All reported composite intervals reported as uncut, and composites lengths are reported as core length. True width is estimated to be 40 to 85% of core length. Composites are calculated with a 0.5 g/t cut-off, maximum internal waste of 4 m, and no minimum length. Higher-grade intervals within the primary drillhole composite are reported as “Including” for any individual or consecutive samples with assay grades greater than 10 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
23IGX068A		87-53	305.46	305.77	0.31	6.55	207
23IGX069		87-53	320.40	320.70	0.30	8.42	268
24IGX082		Cline	224.57	224.93	0.36	4.85	163
			240.16	240.67	0.51	3.46	174
			291.46	291.81	0.35	45.00	210
			440.34	443.11	2.77	3.51	311
			523.08	526.64	3.56	5.34	382
	Including		523.08	523.40	0.32	34.10
			600.71	601.25	0.54	4.86	413
24IGX083		Cline-Pick	341.78	342.20	0.42	4.06	260
			402.63	403.93	1.30	3.43	304
24IGX084		Cline-Pick	182.60	184.94	2.34	3.42	143
			326.90	327.99	1.09	3.58	252
			420.02	427.56	7.54	3.41	323
	Including		421.37	422.93	1.56	14.94
24IGX085		Cline-Pick	72.32	78.78	6.46	8.00	53
	Including		73.62	73.92	0.30	132.50
			123.80	131.14	7.34	4.95	89
	Including		124.27	125.26	0.99	11.93
	Including		128.71	129.26	0.55	33.90
			222.50	222.93	0.43	10.90	154
24IGX086		Cline-Pick	57.70	58.20	0.50	24.30	47
			96.12	97.36	1.24	9.17	79
	Including		96.12	96.45	0.33	26.00
24IGX087		Cline-Pick	83.73	104.86	21.13	8.22	85
	Including		89.93	91.50	1.57	82.54
	Including		97.44	98.92	1.48	11.25
24IGX088		Edwards	83.73	84.88	1.15	4.73	69
			92.77	96.12	3.35	7.10	78
			92.77	93.37	0.60	13.60
			94.45	94.85	0.40	36.80
			99.80	100.65	0.85	4.21	82
			159.55	159.98	0.43	32.00	130
			200.82	201.27	0.45	31.20	166

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
			204.94	206.00	1.06	8.51
24IGX089		Edwards	146.88	149.00	2.12	55.95	130
	Including		146.88	147.75	0.87	131.00
24IGX090B		Edwards	140.90	141.67	0.77	4.04	121
24IGX093		Cline-Pick	211.38	212.70	1.32	6.25	190
24IGX094		Cline-Pick	97.34	100.42	3.08	6.08	94
	Including		100.12	100.42	0.30	60.20
			140.02	141.66	1.64	4.05	134
	Including		141.07	141.66	0.59	10.85
24IGX095		Cline-Pick	46.22	48.73	2.51	5.89	36
	Including		46.22	47.58	1.36	10.60
			76.54	77.06	0.52	5.38	58
			98.52	100.07	1.55	41.01	75
	Including		98.52	99.43	0.91	68.90
			268.79	270.84	2.05	6.79	202
	Including		268.79	269.54	0.75	14.60
24IGX096A		Cline-Pick	161.00	166.40	5.40	5.65	144
	Including		161.00	161.55	0.55	51.10
24IGX097		Cline-Pick	6.00	6.83	0.83	3.04	5
			9.95	10.39	0.44	24.70	7
			32.68	33.25	0.57	4.99	24
			148.96	149.35	0.39	4.40	108
24IGX098		Cline-Pick	63.53	69.86	6.33	3.52	57
	Including		68.90	69.20	0.30	45.60
24IGX100		Cline-Pick	102.83	103.26	0.43	3.91	88
24IGX101		Cline-Pick	160.66	162.43	1.77	13.16	148
	Including		160.66	161.00	0.34	62.90
25IGX102		Cline-Pick	11.23	15.88	4.65	19.22	11
	Including		13.29	15.88	2.59	34.19
25IGX103		Cline-Pick	15.01	15.52	0.51	3.24	14
25IGX104			373.41	373.85	0.44	6.91	251
			376.61	377.14	0.53	3.73	254
			396.28	396.68	0.40	13.05	263
25IGX105		Cline-Pick	50.16	52.80	2.64	3.04	40
			66.99	67.29	0.30	3.46	52
			134.93	135.92	0.99	3.44	104
			260.24	260.60	0.36	4.95	198
25IGX108		Cline-Pick	60.86	61.65	0.79	4.66	49
			150.37	154.66	4.29	18.83	122
	Including		150.37	151.18	0.81	82.30
	Including		152.59	153.54	0.95	14.35
			164.94	166.56	1.62	5.60	130

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Vertical Depth (m)
25IGX109		Cline-Pick	47.11	48.05	0.94	6.00	34
	Including		47.75	48.05	0.30	11.75
			88.32	89.70	1.38	23.66	61
	Including		88.32	88.89	0.57	54.40

Table 4: Island Gold underground exploration and delineation, and surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
MH39-06	340	-77	1081	691644	5351376	397
945-624-83	35	-40	288	691897	5351741	-538
945-624-79	78	-71	459	691898	5351740	-538
945-624-73	59	-60	429	691897	5351741	-538
945-624-73	59	-60	429	691897	5351741	-538
945-624-61	261	-79	408	691895	5351766	-538
945-623-07	284	13	171	691841	5351852	-538
945-623-05	290	-47	156	691841	5351852	-540
945-623-03	250	-10	1005	691842	5351850	-539
890-461-51	173	-12	231	690217	5351519	-483
890-461-50	183	-1	150	690217	5351519	-482
890-461-43	141	-15	144	690218	5351520	-483
890-461-31	121	-43	288	690219	5351520	-484
890-461-14	160	-31	270	690218	5351520	-483
850-482-01	358	8	606	690407	5351617	-452
850-472-38	295	-56	312	690402	5351376	-465
850-472-32	342	-29	144	690405	5351377	-466
850-472-31	328	-41	201	690404	5351376	-466
850-472-29	31	-67	234	690407	5351376	-467
850-472-27	296	-65	327	690404	5351376	-467
850-472-26	256	-64	276	690402	5351374	-467
850-472-25	252	-54	240	690402	5351374	-467
850-472-23	354	-40	228	690405	5351377	-466
850-472-22	330	-19	156	690404	5351376	-466
850-472-20	308	-30	180	690403	5351376	-466
850-472-16	342	-46	198	690405	5351376	-466
850-472-15	340	-33	300	690404	5351376	-466
850-472-14	331	-29	186	690404	5351376	-466
850-472-07	38	-63	243	690407	5351376	-467

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
850-472-05	26	-75	324	690407	5351377	-467
850-472-01	340	-49	195	690406	5351377	-467
850-470-06	267	-2	243	690354	5351458	-468
850-470-05	256	-69	165	690355	5351458	-469
620-619-19	166	16	111	691664	5352159	-207
620-619-13	207	-47	264	691662	5352158	-210
620-619-12	196	-45	219	691663	5352158	-210
620-619-11	197	-38	186	691663	5352158	-209
620-619-10	209	-33	192	691662	5352158	-209
620-619-02	174	-59	270	691664	5352159	-210
540-578-25	181	1	84	691298	5351980	-151
540-578-24	135	-20	123	691299	5351980	-152
540-578-22	228	10	156	691295	5351981	-151
540-578-21	199	14	90	691297	5351980	-150
540-578-18	149	-28	183	691299	5351980	-152
540-578-10	204	-17	141	691298	5351980	-151
540-578-07	168	-28	132	691298	5351980	-152
1160-625-21	157	-5	126	691851	5351912	-747
1160-625-17	191	-35	204	691850	5351911	-748
1160-625-16	199	-30	189	691850	5351911	-748
1160-625-11	177	-36	201	691850	5351911	-748
1160-625-10	142	-33	222	691851	5351912	-748
1160-625-03	160	-33	213	691851	5351911	-748
1160-625-02	167	-30	267	691850	5351911	-748
1130-610-20	191	-16	102	691707	5351853	-728
1130-610-19	159	23	66	691708	5351853	-727
1130-610-18	132	-34	222	691709	5351853	-729
1130-610-17	125	-23	159	691709	5351853	-729
1130-610-11	121	-33	318	691709	5351853	-729
1130-610-10	131	-26	165	691709	5351853	-729
1130-610-09	142	-38	225	691709	5351853	-729
1130-610-06	131	-18	132	691709	5351853	-729
1130-610-03	179	25	72	691707	5351853	-727
1130-610-02	201	21	87	691707	5351853	-727
1130-610-01	201	-17	96	691707	5351853	-728
1065-619-06	163	4	90	691774	5351927	-661
1065-619-05	202	-10	117	691773	5351926	-662
1065-619-05	202	-10	117	691773	5351926	-662
1065-619-04	190	-12	114	691773	5351926	-662
1065-619-03	146	3	87	691775	5351927	-661

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1025-503-31	173	-42	321	690624	5351663	-611
1025-503-18	159	-43	432	690624	5351663	-610
1025-503-12	166	-33	339	690624	5351663	-610
1025-503-08	164	-45	417	690624	5351663	-611
1025-503-07	159	-46	426	690624	5351663	-611
1025-503-05	186	-40	375	690623	5351663	-611
1025-503-04	160	10	369	690624	5351663	-609
1025-503-03	172	18	342	690623	5351663	-608
1025-503-02	186	10	246	690623	5351663	-609
1025-497-22	162	-14	177	690567	5351646	-609
Note: UTM mine surface elevation 393 m

Table 5: Surface regional exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
23IGX068A	195	-45	359.0	697018	5354956	410
23IGX069	193	-55	728.0	696919	5355373	406
23IGX070	50	-45	455.0	695504	5354606	399
24IGX082	188	-49	654.6	696490	5355422	402
24IGX083	181	-53	650.0	696490	5355422	402
24IGX084	174	-53	662.0	696490	5355423	403
24IGX085	360	-45	266.0	696303	5355042	412
24IGX086	0	-55	287.0	696303	5355042	412
24IGX087	360	-65	401.0	696303	5355042	412
24IGX088	205	-56	309.4	695964	5354879	404
24IGX089	200	-63	624.0	695972	5354941	404
24IGX090B	184	-60	590.0	695973	5354943	405
24IGX091	0	-45	204.0	696270	5355039	410
24IGX092	0	-55	210.0	696270	5355039	410
24IGX093	0	-65	231.0	696270	5355039	410
24IGX094	0	-72	275.4	696304	5355041	413
24IGX095	357	-50	306.0	696344	5355019	415
24IGX096A	357	-63	240.0	696345	5355019	414
24IGX097	2	-48	150.0	696402	5355091	417
24IGX098	360	-58	192.0	696402	5355090	417
24IGX099	0	-45	186.0	696223	5355046	406
24IGX100	0	-59	120.0	696370	5355016	417
24IGX101	0	-67	249.0	696370	5355016	417

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
25IGX102	1	-51	270.0	696146	5355033	409
25IGX103	4	-64	260.0	696146	5355032	409
25IGX104	180	-45	405.6	697263	5355738	400
25IGX105	4	-51	279.0	696036	5355013	405
25IGX106	0	-45	246.0	696042	5355047	407
25IGX107	180	-45	162.0	696153	5355078	408
25IGX108	2	-50	210.3	696153	5355076	408
25IGX109	3	-45	243.0	695956	5355016	418
25IGX110	180	-45	292.9	696035	5355086	412
25IGX111	2	-68	348.0	696419	5355006	418
25IGX112	359	-45	300.0	696484	5354985	418
25IGX113	2	-60	354.0	696485	5354984	418
25IGX114A	4	-67	342.0	696485	5354984	418
25IGX115	4	-70	396.0	696528	5354980	419
25IGX116	4	-65	394.5	696528	5354980	419
25IGX117	1	-46	291.0	696658	5354943	414
25IGX118	1	-56	318.0	696657	5354942	413

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E Longitudinal: New Underground Exploration Drilling Highlights

West
East
surface
Magino Reserve Pit 2024
Crown pillar
Shaft – In Progress
340 Level
620 Level
840 Level
1000 Level
- 1000 m
- 1500 m
- 2000 m
Legend
Au Cut (g/t)
< 4.0
4.0 < 10.0
10.0 < 30.0
>= 30.0
Au Cut * True Width (gm/t)
< 8
8 < 20
20 < 60
>= 60
Ramp & Development
Mined out
Diabase Dyke
Mineral Reserves & Mineral Resources (as of December 31, 2024)
Proven & Probable Mineral Reserves
Measured & Indicated Mineral Resources
Inferred Mineral Resources
1025-497-22
13.92 g/t Au (13.92 g/t Au cut) / 3.15 m
1025-503-05
21.58 g/t Au (21.58 g/t Au cut) / 5.07 m
1025-503-08
14.81 g/t Au (14.81 g/t Au cut) / 2.02 m
945-624-83
15.87 g/t Au (15.87 g/t Au cut) / 2.72 m
Island West
Island Main
Island East
OPEN
OPEN
OPEN
200 m
2 km
15000m E
17000m E
Alamos Gold Inc.
ISLAND GOLD

C/E1E/E1EN Zones, looking north (mine grid), updated June 2025

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine – New Underground Exploration Drilling Highlights: Hanging Wall & Footwall Zones

surface
Island West
Hanging Wall Zones
NS1 Zone
850-472-23
33.33 g/t Au (28.09 g/t Au cut) / 2.83 m
850-472-32
11.66 g/t Au (11.66 g/t Au cut) / 9.37 m
NS2 Zone
1025-503-03
64.85 g/t Au (12.52 g/t Au cut) / 2.09 m
1025-503-02
11.89 g/t Au (11.89 g/t Au cut) / 2.20 m
B Zone
850-472-38
37.26 g/t Au (14.88 g/t Au cut) / 2.86 m
Island East
Footwall Zones
NTH Zone
620-619-10
191.26 g/t Au (14.14 g/t Au cut) / 2.10 m
E1D1 Zone
945-624-79
86.36 g/t Au (50.87 g/t Au cut) / 2.01 m
945-624-83
18.94 g/t Au (18.94 g/t Au cut) / 2.10 m
E1D Zone
945-624-73
21.42 g/t Au (21.42 g/t Au cut) / 4.00 m
Shaft – In Progress
-500 m
-1000 m
-1500 m
-2000 m
Legend
Ramp & Development
Mined out
Island Gold Structure
HW/FW Zones
Mineral Reserves & Mineral Resources (as of December 31, 2024)
Proven & Probable Mineral Reserves
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Z
W
N
3D isometric view looking NW, Azim 295, updated June 2025
Alamos Gold Inc.
ISLAND GOLD

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Cline-Pick Mines Plan Map with current and historic drilling
A-A’ cross section reference (see Figure 4)

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Cline- Pick Mines Longitudinal with current and historic drilling

26 | ALAMOS GOLD INC